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                                                                  EXHIBIT 12(a)



                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                     For the Six Months Ended June 30, 2000
                          (In thousands, except ratio)



                    Net income                                    $ 1,907

                    Fixed charges:
                               Advisory fees                           63

                    Total fixed charges                                63

                    Earnings before fixed charges                 $ 1,970

                    Fixed charges, as above                       $    63

                    Ratio of earnings to fixed charges               31.3


















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